Exhibit 99.1

Invitation to the Shareholders’ Extraordinary General Meeting Monday, 16 February 2004, at 10:00 a.m., at Pestalozzi Lachenal Patry, Loewenstrasse 1, CH-8001 Zurich

Agenda and Motions of the Board of Directors

1. Share Capital Reduction

1.1 Based on the special auditors’ report, the Board of Directors proposes to reduce the Company’s share capital of CHF 367,855,020 (consisting of both the statutory share capital of CHF 355,984,200 according to the Articles of Association of 30 April 2003, as well as the share capital of CHF 11,870,820, which, based on the conditional capital according to article 3a of the Articles of Association, has been created since 1 January 2003,) to CHF 1,838,275.10, this by reducing each registered share’s par value of CHF 30 to CHF 0.15. The repayable amount of CHF 366,015,744.90 will be distributed to the Company’s general reserves. The Articles of Association will, therefore, be amended as stated hereunder:

Article 3 Share Capital

“The Company’s share capital amounts to CHF 1,839,275.10 and consists of 12,261,834 registered shares with a par value of CHF 0.15 per share. The shares are fully paid-in”.

1.2 Based on the special auditors’ report, the Board of Directors proposes to eliminate without substitution the share capital that can be created by the exercise of option rights issued to members of the management of the Company or affiliated groups (conditional capital) and to amend the Articles of Association as stated hereunder:

Article 3a [deleted]

1.3 Based on the special auditors’ report, the Board of Directors proposes to eliminate without substitution the share capital that can be created by the exercise of option or conversion rights issued in the framework of bonds or other obligations of the Company or its affiliated groups replacing the commitments arising from the Settlement-Financing under the Credit Agreement (conditional capital) and to amend the Articles of Association as stated hereunder:

Article 3c [deleted]

2. Conditional Adoption of the Resolution

The Board of Directors proposes to resolve the above proposed amendment of the capital structure (incl. the according amendments of the Articles of Association) contingent upon the res judicata of the judgment of the Commercial Court of the Canton of Zurich in the case of Zimmer Holdings, Inc. v. the Company regarding the cancellation of outstanding equity securities (pursuant to article 33 of the Federal Act on Stock Exchanges and

Securities Trading). However, the creditors’ call as well as the special auditors’ report that have to be issued in connection with the capital reduction process shall be issued during the condition is pending so that, in fact, it is only the implementation of the reduction pursuant to article 743 CO as well as the entry of the reduction into the Commercial Register that are conditioned.

Voting Right and Representation

Only shareholders who are registered in the share register on 13 February 2004 are entitled to vote. The share register will be closed as from 13 February 2004 until 16 February 2004.

Shareholders who do not attend the shareholders’ meeting in person can be represented as follows:

1.	by his/her legal representative, or with written proxy by a third person. The shareholder must issue a written proxy and hand it over to the representative;

2.	by the independent proxy, Andreas G. Keller, Attorney at Law, P.O. Box 6814, CH – 8023 Zurich. The shareholders are kindly requested to send him a written proxy as soon as possible. In the absence of specific instructions, the independent proxy will vote according to the motions of the Board of Directors;

3.	by Centerpulse Ltd by sending as soon as possible a written proxy to Centerpulse Ltd, c/o ShareComm Services AG, Europastrasse 29, CH-8152 Glattbrugg. Proxies containing instructions other than to approve the motions of the Board of Directors will be forwarded to the independent proxy;

4.	by their depositary bank in the sense of article 689d CO (bank institution or professional asset manager). The shareholder must issue a written proxy or order an admission card and hand the admission card over to the depositary bank.

If represented by nos. 1 through 3, a corresponding proxy form can be obtained from the share register of Centerpulse Ltd, c/o ShareComm Services AG, Europastrasse 29, CH-8152 Glattbrugg.

Proxies for Deposited Shares

Proxies for deposited shares in the sense of article 689d CO are requested to communicate the number of shares represented by them to the company as soon as possible, but no later than at the entrance control on the day of the shareholders’ meeting.

Access/Identification

Shareholders participating in the extraordinary general meeting must a) order an admission card from the share register of Centerpulse Ltd, c/o ShareComm Services AG, Europastrasse 29, CH-8152 Glattbrugg and show this card upon entry, or b) may identify themselves via personal ID card (if they do not have an admission card) at the general meeting’s access/entry counter.

Representatives of natural or legal persons have furthermore to exhibit a written proxy.

Zurich, 26 January 2004	Centerpulse Ltd

the Board of Directors

[This is an English translation of the German text. The German text of the invitation will prevail.]